
PROCESSING
SEC MAIL
RECEIVED
JUL 16 2002
SECTION
WASH
154

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC, 20549
FORM 11-K


02048919

Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number: 1-7416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL SEMICONDUCTOR, INC. SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Vishay Intertechnology, Inc.
(Exact name of Registrant as specified in this Chapter)

Delaware	**38-1686453**
(State or orther jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

63 Lincoln Highway
Malvern, Pennsylvania 19355-2120
(Address of principal executive officers)
(Zip Code)

(610) 644-1300
(Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

GENERAL SEMICONDUCTOR, INC.
SAVINGS PLAN

Date: July 15, 2002

By ____________________
Richard N. Grubb
Chief Financial Officer

KL2:2163184.1

General Semiconductor, Inc. Savings Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

General Semiconductor, Inc. Savings Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000

Contents

0206-0313233-PH

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

Vishay Retirement Committee
General Semiconductor, Inc. Savings Plan

We have audited the accompanying statement of assets available for benefits of the General Semiconductor, Inc. Savings Plan as of December 31, 2001, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the General Semiconductor, Inc. Savings Plan as of and for the year ended December 31, 2000, were audited by other auditors whose report dated May 31, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the assets available for benefits of the General Semiconductor, Inc. Savings Plan at December 31, 2001, and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

July 2, 2002

Deloitte & Touche LLP
Two Jericho Plaza
Jericho, New York 11753-1683

Tel: (516) 935-9000
Fax: (516) 935-9056
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Administrative Committee
General Semiconductor, Inc. Savings Plan
Melville, New York

We have audited the accompanying statement of net assets available for benefits of General Semiconductor, Inc. Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 31, 2001

General Semiconductor, Inc. Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments	**$ 25,320,119**	$27,898,025
Contributions receivable:		
Employer	**20,123**	–
Participants	**58,538**	2,426
Total receivables	**78,661**	2,426
Assets available for benefits	**$ 25,398,780**	$27,900,451

See accompanying notes.

General Semiconductor, Inc. Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions		
Investment income:		
Interest and dividends	**$ 971,848**	$ 1,279,918
Contributions:		
Employer	**331,778**	283,231
Participants	**930,787**	790,411
	1,262,565	1,073,642
Total additions	**2,234,413**	2,353,560
Deductions		
Benefits paid directly to participants	**4,035,526**	3,134,975
Administrative expenses	**7,255**	10,699
	4,042,781	3,145,674
Net depreciation in fair value of investments	**(693,303)**	(6,199,897)
Net decrease	**(2,501,671)**	(6,992,011)
Assets available for benefits at beginning of year	**27,900,451**	34,892,462
Assets available for benefits at end of year	**$ 25,398,780**	$27,900,451

See accompanying notes.

General Semiconductor, Inc. Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of Plan

The following description of the General Semiconductor, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all nonunion employees of General Semiconductor, Inc. (GSI or the Company) employed as of January 1, 1991 or anytime thereafter.

Effective November 2, 2001, Vishay Intertechnology, Inc (Vishay) acquired GSI. In connection with the acquisition, each share of GSI common stock was exchanged for 0.563 shares of Vishay common stock. The Plan held 124,603 shares of Vishay common stock in the Vishay common stock fund at December 31, 2001.

Effective January 1, 2002, the assets of the Plan were transferred from Vanguard Fiduciary Trust Company to Comerica, Inc. This change in trustee does not affect participant account balances or significant provisions of the Plan.

Contributions

Each year, participants may contribute up to 12% of pretax annual compensation as defined in the Plan. A participant may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Allocations of participant contributions are determined by participant election and can be allocated among available fund options. Effective October 31, 2001, participants are no longer able to allocate their contributions to the Company's or Vishay's common stock fund.

The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Company contributions were invested in the Company's common stock fund through October 31, 2001, after which, they are invested pursuant to participant allocation elections.

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of credited service.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the vested balance in the participant's account and bear interest at a rate of prime plus 1½%. Principal and interest is paid through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. The Plan allows withdrawals prior to termination under certain circumstances, as defined.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Shares of common stock traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Net gains and losses on the disposal of investments in each fund are computed using the average cost method. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Plan provides that all expenses shall be paid by the Plan unless the Company, at its sole discretion, elects to pay such expenses without reimbursement. The Company elected to pay significant Plan expenses during 2001.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3. Investments

During 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	
	Year ended December 31	
	2001	2000
Common stock funds	$ 1,131,009	$(5,197,670)
Shares of registered investment companies	(1,824,312)	(1,002,227)
	$ (693,303)	$(6,199,897)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:

	December 31	
	2001	**2000**
Common stock funds:		
Vishay Intertechnology, Inc.	**$ 2,433,370**	$ –
General Semiconductor, Inc.		1,540,802
Motorola, Inc.	**–**	1,656,828
Vanguard registered investment companies:		
Wellington Fund	**6,012,585**	6,321,799
Index Trust – 500 Portfolio	**8,738,442**	9,089,712
Money Market Reserves	**2,803,188**	3,065,014
Total Bond Market Index	**4,382,200**	4,249,646

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of changes in assets related to the nonparticipant-directed investments is as follows:

	December 31	
	2001	**2000**
Vishay Intertechnology, Inc. common stock fund	**$ 2,433,370**	$ –
*General Semiconductor, Inc. common stock fund		1,540,802
Motorola, Inc. common stock fund	**–**	1,656,828
CommScope, Inc. common stock fund		295,945
	$ 2,433,370	$ 3,493,575

* Partially participant-directed through October 31, 2001

4. Nonparticipant-Directed Investments (continued)

	Year ended December 31	
	2001	**2000**
Net appreciation (depreciation) in fair value of investments	**$ 1,131,009**	$(5,197,670)
Interest and dividends	**–**	18,940
Contributions	**395,984**	410,450
Benefits paid directly to participants	**(410,644)**	(916,137)
Administrative expenses	**(938)**	(1,300)
Net transfers (to) and from other funds	**(2,175,616)**	(606,972)
	$(1,060,205)	$(6,292,689)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 19, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedules

General Semiconductor, Inc. Savings Plan
EIN – 13-3575653

Schedule H, Line 4i –
Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*Vishay Intertechnology, Inc	Common stock fund	$1,373,822	$ 2,433,370
Brazos Small Cap Growth Portfolio	Registered Investment Company	**	216,942
*Vanguard Group, Inc.:			
Wellington Fund	Registered Investment Company	**	6,012,585
500 Index	Registered Investment Company	**	8,738,442
Money Market Reserves	Registered Investment Company	**	2,803,188
Total Bond Market Index Fund	Registered Investment Company	**	4,382,200
International Growth Portfolio	Registered Investment Company	**	476,269
*Participant loans	Interest rates from 7.5% to 11.0%	**	257,123
Total		$1,373,822	$25,320,119

* Represents party-in-interest to the Plan

** Cost is not required for participant-directed investments

General Semiconductor, Inc. Savings Plan
EIN – 13-3575653

Schedule H, Line 4j –
Schedule of Reportable Transactions

Year ended December 31, 2001

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (i) – Single transactions in excess of 5% of plan assets						
Vishay Intertechnology, Inc.	Motorola Inc. common stock fund	$ –	$ 1,674,151	$ 604,826	$ 1,674,151	$ 1,069,325

There were no category (ii), (iii) or (iv) reportable transactions during 2001.

Columns for "Lease Rental" and "Expense Incurred with Transaction" are not applicable.